SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                           @TRACK COMMUNICATIONS, INC.
                  (formerly HIGHWAYMASTER COMMUNICATIONS, INC.)
----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   04648Y 10 5
----------------------------------------------------------------------
                                 (Cusip Number)

                             Paula M. Anderson, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3421
----------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2000
----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [ ].

                         (continued on following pages)
                               (Page 1 of 6 Pages)


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CUSIP NO. 04648Y 10 5                         13D/A           Page 2 of 6 Pages
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1      NAME OF REPORTING PERSON                         SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1301883
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS                                                       WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
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               7    SOLE VOTING POWER                                         0
               ----------------------------------------------------------------
NUMBER         8    SHARED VOTING POWER                              1,320,000*
OF                  * Includes 1,000,000 shares of Common Stock issuable in
SHARES              the event of the exercise of 1,000,000 Warrants (which,
BENEFICIALLY        prior to receipt of certain regulatory approvals, are
OWNED BY            exercisable only to the extent that doing so is consistent
EACH                with restrictions contained in the Communications Act of
REPORTING           1934, as amended by The Telecommunications Act of 1996).
PERSON         ----------------------------------------------------------------
WITH           9    SOLE DISPOSITIVE POWER                                    0
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                         1,320,000*
                    * Includes 1,000,000 shares of Common Stock issuable in the event of the exercise of Warrants (described in Item
                    8 above).
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                      1,320,000*
       * Includes 1,000,000 shares of Common Stock issuable in the event of the exercise of Warrants (described in Item 8 above).
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                   [   ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                2.7%*
       * Includes 1,000,000 shares of Common Stock issuable in the event of the exercise of Warrants (described in Item 8 above).
-------------------------------------------------------------------------------
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14     TYPE OF REPORTING PERSON                                              HC
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                                                              Page 3 of 6 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D
                          RELATING TO THE COMMON STOCK
                         OF @TRACK COMMUNICATIONS, INC.

     This Amendment No. 2 to the original Schedule 13D filed on October 7, 1996, by SBC Communications Inc. ("SBC") is being filed to reflect a decrease in its indirect holdings in @Track Communications, Inc. (the "Issuer") as described below.

Item 1. Security and Issuer

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of @Track Communications, Inc. (formerly HighwayMaster Communications, Inc.), a Delaware corporation with its principal executive offices at 1155 Kas Drive, Suite 100, Richardson, Texas 75081.

Item 4. Purpose of Transaction

        On June 4, 2001, SBCW converted 1,000 shares of Series D Preferred Stock into 1,600,000 shares of Common Stock. On June 5, 2001, the Issuer effected a 1-for-5 reverse stock split of its Common Stock, changing SBC's beneficial ownership to 320,000 shares of Common Stock and 1,000,000 Warrants. In addition, the following transactions by the Issuer resulted in further changes to its Common Stock: (i) on June 19, 2001, 12,700,000 shares of Common Stock were issued to holders of the Issuer's 13-3/4% Senior Notes in exchange for the cancellation of such notes, and (ii) on June 21, 2001, the Issuer closed a previously announced transaction and issued 30,000,000 shares of Common Stock to Minorplanet Systems PLC in exchange for $10,000,000. Information regarding these transactions was obtained from press releases and other public filings by the Issuer, and based upon the such information, SBC currently holds less than 5% of the outstanding shares of Common Stock.


Item 5.    Interest in Securities of the Issuer

(a) SBC beneficially owns 320,000 shares of Common Stock and an additional 1,000,000 shares of Common Stock upon the exercise of 1,000,000 Warrants. Assuming the exercise of the Warrants, the total number of shares of outstanding Common Stock that SBC would beneficially own would be 1,320,000, representing 2.7% of the outstanding shares of Common Stock. The Common Stock and Warrants beneficially owned by SBC are owned by and registered in the name of SBC Wireless LLC ("SBCW").
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                                                              Page 4 of 6 Pages


        The foregoing percentage is based on the following:

           Outstanding shares of Common Stock (according to
           Form 10-Q filed for the period ending March 31, 2001)     25,326,829

           Conversion of Series D Preferred Stock                     1,600,000
                                                                    -----------
                                                          Total      26,926,829
                                                                     ----------

           Adjusted to reflect 1-for-5 stock split on 6/5/01          5,385,365

           Assumption that Warrants are exercised                     1,000,000

           Common Stock issued to Minorplanet Systems PLC            30,000,000

           Common Stock issued to reduce debt                        12,700,000
                                                                     ----------

           Outstanding Common Stock as of June 21, 2001              49,085,365
                                                                     ----------

(b) SBC and SBCW share the power to vote and to dispose of the 320,000 shares of Common Stock and the power to dispose of the 1,000,000 Warrants. The shares of Common Stock and the Warrants, and the shares of Common Stock issuable upon the exercise thereof, beneficially owned by SBCW are subject to certain transfer restrictions described more fully in Items 4 and 6 of the original Schedule 13D filed by SBC on October 7, 1996, and are incorporated herein by reference.

(c) On June 4, 2001, SBCW converted 1,000 of Series D Preferred Stock into 320,000 shares of Common Stock (adjusted to reflect a 1-for-5 reverse stock split on June 5, 2001).

(d)     None.

(e) The reporting person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on June 21, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On October 2, 2000, SBC and BellSouth Corporation ("BellSouth") formed and contributed to their joint venture called Cingular substantially all of their respective domestic wireless voice and wireless data businesses (including SBC's ownership of SBCW). SBC owns approximately 60% of the outstanding economic interests in
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                                                             Page 5 of 6 Pages

Cingular and BellSouth owns approximately 40% of the outstanding economic interests in Cingular, with the remainder of the interest held by the manager of Cingular, Cingular Wireless Management Corp., a Delaware corporation ("Manager"), which is owned equally by SBC and BellSouth. Cingular is managed by Manager, and it is expected that all of the material business decisions for Cingular will be made by the Strategic Review Committee of the Board of Directors of Manager.




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                                                              Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             SBC COMMUNICATIONS INC.




Dated:  June 28, 2001            By:   /s/ James S. Kahan
                                            James S. Kahan
                                            Senior Executive Vice President -
                                            Corporate Development